EnCana Corporation
Supplemental Financial Information (unaudited)
For the three months ended March 31, 2003

CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

	March 31

	2003	2002

Interest coverage on long-term debt:
Net earnings excluding carrying charges of preferred securities	8.6	16.5
Net earnings including carrying charges of preferred securities	8.6	15.6
Cash flow excluding carrying charges of preferred securities	12.8	26.3
Cash flow including carrying charges of preferred securities	12.7	24.9